FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 23rd , 2006

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding NovaScan® 3090 Integration on Ebara Corporation F-REX300S CMP Polishers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 23rd, 2006	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Introduces the NovaScan® 3090 Integration on Ebara
Corporation F-REX300S CMPPolishers

Nova continues the introduction of its NovaScan® 3090 Series for additional semiconductor manufacturing processes and OEM integrations

Rehovot, Israel – February 23, 2006 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the market leader in Integrated Metrology (IM) and process control for the semiconductor industry, today announced the introduction of a new integration of its NovaScan 3090 Integrated Metrology system for CMP applications, on Ebara Corporation F-REX300S polishers.

The system is an advanced CMP metrology platform for all process steps such as Poly, STI, Tungsten (W) plugs and Copper interconnect. That includes, among other, oxide residue and Step-height for STI, profiling for Tungsten plugs, and residue detection, erosion and MLT (Metal Line Thickness) for copper interconnect process.

The NovaScan 3090 is based on Nova’s earlier field proven technology platform, the NovaScan 3060 system. NovaScan 3090 is integrated in the exact same configuration as the NovaScan 3060 system, thus offering customers an easy upgrade path. Equipped with a single polarized channel, from Deep-UV to Near-IR, the NovaScan 3090 supports the measurement of solid areas, 2D structures and enables 3D shape characterization. The system provides real-time measurement of thickness and shape of dielectric materials and for a variety of Low-K materials.

Bents Kidron, Nova’s Director of Marketing, stated: “The NovaScan 3090 delivers the measurement capability needed to control high-end 65nm and 45nm CMP applications. The unmatched MAM time of NovaScan 3090, the dynamic precision and tool-to-tool matching, along with built-in high reliability, all offer our customers a production worthy tool covering a wide range of metrology solutions, enabling Wafer-to-Wafer process control, without affecting the process tool’s overall throughput.”

About Nova: Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il